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                       [THOR INDUSTRIES, INC. LETTERHEAD]



December 21, 2004

Mr. Michael Fay
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549-0305

Re:  Thor Industries, Inc.
     File No. 001-09235
     Form 10-K for the year ended July 31, 2004

Dear Mr. Fay,

The following are responses to the staff comment letter dated December 8, 2004. For convenience of reference, the responses are organized using the same headings and numbered captions as your letter.

Management's Discussion and Analysis, page 11
---------------------------------------------

Fiscal 2004 vs. Fiscal 2003, page 13
------------------------------------

1. Excluding Damon, our revenue increased in fiscal 2004 by $406,227,710 or 25.9% for the following reasons:

         Motor home sales increased in fiscal 2004 compared to fiscal 2003 by $143,676,006. New diesel motor homes produced and sold accounted for $62,155,677 of the increase. The balance of the increase in motor home sales was from increased demand.

         Our towable recreation vehicles increase in revenues of $264,811,768 were due primarily to the overall industry market increase of 15.5%.

         Our bus revenues were down in fiscal 2004, compared to fiscal 2003, by $2,260,064 or 1.0%, due primarily to reduced unit sales and competition.


 2. The $6,500,000 amount is comprised of a $1,000,000 property insurance charge and product liability reserve of $5,500,000. The property insurance charge of $1.0 million relates to the amount of the deductible for damage resulting from a fire that occurred at our Airstream facility during the fourth quarter of 2004. The product liability reserve includes a reserve for two product liability cases for $5,500,000 involving wrongful death claims. We explored the facts and circumstances of the matters and after consultation with legal counsel concluded

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         during the fourth quarter that it was probable that a liability had been incurred. Accordingly, we recorded the obligations in the fourth quarter. Both of these cases have been subsequently settled during the first quarter of fiscal 2005 for a total of $5,350,000.

         Product and property related liability reserves are reviewed monthly by management and outside counsel. Reserves are adjusted as the facts and circumstances change.


Consolidated Financial Statements, page 23
------------------------------------------

Consolidated Balance Sheets, page 25
------------------------------------

3.       The significant components of "other" accrued liabilities were:

                                                           As of                As of
                                                       July 31, 2004        July 31, 2003
                                              --------------------------------------------
         Accrued Promotions/Rebates                    $  8,915,220           $ 3,579,704
         Accrued Legal                                    1,104,367             1,373,649
         Accrued Product/Property Liability               9,951,385             1,523,000
         Accrued Freight                                  1,773,350             1,384,383
         Accrued Other                                    2,016,974             1,526,653
                                              --------------------------------------------
                 Total                                 $ 23,761,296           $ 9,387,389
                                              ============================================

         None of these components of "other" accrued liabilities exceeds 5% of total current liabilities and thus are not separately disclosed in accordance with Regulation S-X 5.02.20.

Note A - Summary of Significant Accounting Policies, page 29
------------------------------------------------------------

Stock Options, page 30
----------------------

4. In future filings we will disclose, if material, the number of options and restricted shares that could potentially dilute our basic earnings per share in future periods but were not included in the computation of diluted earnings per share because their impact was anti-dilutive. For information purposes, as of July 31, 2004, the number of anti-dilutive options was 29,000 and there were no anti-dilutive restricted shares.



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Note I - Contingent Liabilities and Commitments, page 35
--------------------------------------------------------

5. Thor has been required to repurchase recreation vehicles in the approximate amount of $6,209,000, $3,855,000 and $4,028,000 for fiscal years 2004, 2003 and 2002, respectively. We will disclose this information in future filings.

         We do not sell product to dealers who are in default other than as required by various state franchise laws and then only on a cash on delivery basis.


6. Management does not believe it has risk of ownership to chassis used in its bus segment prior to the time it puts the vehicle into bus production, because it does not have title to the vehicle, must store it in a secure location for the benefit of the manufacturer and may not use or dispose of the vehicle except with the chassis manufacturer's consent or pursuant to the terms of the agreement with the manufacturer.

         Chassis for our bus division are acquired, for example, under the Ford Authorized Converter Pool Agreement. The transactions operate as follows:

         Ford "sells" the vehicle to us and Ford Credit advances the price to Ford. We are obligated to store the vehicle in a locked, segregated location. Ford retains the Certificate of Origin (title) to the vehicle. We do not have the right to sell the vehicle, except to Ford. When we want to use the vehicle in production, we notify Ford, which repurchases the vehicle. Ford has the legal right to sell the vehicle to any of its dealers or other manufacturers. In practice, at such time as we put this chassis into production, Ford transfers the title to a Ford Dealer, which transfers title to us, and we pay the purchase price for the vehicle.

         Our agreement with Ford Credit provides that our possession of the vehicles "shall be for the sole purpose of storing the same." We assume risk of loss only to the extent that Ford Credit is not fully reimbursed for loss under its own insurance policy.

Note L - Joint Ventures, page 37
--------------------------------

7. The following Schedule presents certain financial information for Thor Credit Corporation ("Thor Credit") and CAT Joint Venture LLC ("CAT LLC") at July 31, 2004 and for the year then ended:

                              Thor Credit               CAT LLC
                              -----------               -------
         Total Assets         $10,334,112             $9,665,352
         Equity                 2,329,913              1,278,984
         Revenues              14,328,869              4,331,102


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         Our evaluation of Thor Credit and CAT LLC as potential variable interest entities under FIN 46(R) resulted in the following conclusions:


         Thor Credit was deemed to qualify for scope exceptions under paragraph 4(h) of FIN 46(R). Thor Credit is a 50/50 joint venture between Thor Industries ("Thor") and Ganis Credit Corporation ("Ganis"), a wholly-owned subsidiary of E*TRADE Financial Corp. Thor Credit is deemed to be a business under the definition of Appendix C, in that it is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. In addition, the provisions of paragraphs 4(h) 1,2,3 and 4 are satisfied as follows: 1) Thor Credit is an operating joint venture under joint control. 2) Thor Credit was not designed so that substantially all of its activities either involve or are conducted on behalf of Thor or its related parties. 3) Thor and Ganis each provided equal amounts of capital to Thor Credit and no other subordinated debt or other forms of financial support. 4) The activities of Thor Credit are to finance the sales of recreation vehicles to consumer buyers and sell the loans to financial institutions and not securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

         CAT LLC met scope exceptions (1), (2) and (4) of paragraph 4(h) of FIN 46 (R); however, it did not meet the scope exception of (3) of paragraph 4(h).

         CAT LLC is a 50/50 joint venture between Thor and Cruise America, Inc. ("Cruise"). CAT LLC is deemed to be a business under the definition of Appendix C, in that it is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. In addition, the provisions of paragraphs 4(h) 1,2,3 and 4 are addressed as follows: 1) CAT LLC is an operating joint venture under joint control. 2) CAT LLC was not designed so that substantially all of its activities either involve or are conducted on behalf of Thor or its related parties. 3) Thor and Cruise each provided equal amounts of capital to CAT LLC. Thor also provided a subordinated note payable that had an outstanding balance of $710,000 at July 31, 2004. The note payable is due upon demand and bears interest at the same rate as CAT LLC's bank line of credit, which is the Domestic Rate plus .25%. 4) The activities of CAT LLC are to rent recreation vehicles to the public and not securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

         As a result of CAT LLC not meeting all the exceptions of paragraph 4(h), our evaluation included the provisions of paragraph 5 to determine if any of the conditions described in a, b or c exist. We determined that the condition described in paragraph 5a did not exist and that CAT LLC's total equity investment at risk is sufficient. As required by paragraph 5a (1), CAT LLC's equity at risk only included the capital investments made by Thor and Cruise, plus retained earnings. CAT LLC's equity does not include any of the types of equity described in paragraphs 5a (2), 5a (3) and 5a (4). To further assess the sufficiency of CAT LLC's equity, we referred to Paragraph 9, which discusses the qualitative and quantitative considerations in determining the amount of total equity investment at risk that is necessary to permit an entity to


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         finance its activities without additional subordinated financial support. Paragraph 9 states "An equity investment at risk of less than 10 percent of the entity's total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both." The qualitative assessment is described in paragraphs 9(a) and 9(b) and the quantitative assessment is described in 9(c). Paragraph 9(a)- We believe that CAT LLC has the ability to finance its activities without additional subordinated financial support. Based upon CAT LLC's past negotiations with its bank, they believe that their bank's lending decision is based primarily on CAT LLC'historical operating history and the quality of the vehicle inventory. Paragraph 9(b)- We believe that CAT LLC's equity level is similar to other vehicle leasing and vehicle dealership entities. The ability to operate with such high leverage, results from lenders willingness to provide high ratios of loans to collateral. Paragraph 9(c) -Based upon the results of our analysis of the qualitative factors related to paragraphs 9(a) and 9(b), we did not deem it necessary to perform the quantitative analysis.

         We determined that the conditions described in paragraphs 5b(1), (2) and (3) did not exist based upon the following: (1) Thor and Cruise have the direct ability through voting rights to make decisions about CAT LLC's activities that have a significant effect on the success of the entity. (2) Thor and Cruise share the obligation (50/50) to absorb the expected losses of CAT LLC. (3) Thor and Cruise have equal rights to receive expected residual returns of CAT LLC.

         We determined that the conditions described in 5c did not exist because both Thor and Cruise's voting rights are proportional to their obligations to absorb the expected losses of CAT LLC and their rights to receive the expected residual returns of the entity. We considered the repurchase obligation that we have with CAT LLC's financial institution in connection with the provisions of 5c and concluded that our exposure to loss is not disproportionate due to the written agreement with Cruise, that any losses resulting from the vehicle repurchase obligation will be shared by the joint venture partners equally.

         Based upon our evaluation of the criteria referred to above, we believe that our investment in CAT LLC does not meet the provisions of paragraph 5 of FIN 46(R) and is not subject to consolidation.


8. Thor Credit does not finance any Thor Industries sales to its customers. Thor Industries' customers are independent dealers, not consumer buyers, who either pay C.O.D., utilize floor planned financing with various institutions that they arrange, or in a rare case pre-approved open account. Thor Credit finances the sale of recreational vehicles to consumer buyers who are referred by independent dealers.

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         The amount of receivables that were outstanding at July 31, 2004 and
         2003 on Thor Credit's balance sheet were $248,594 and $311,910, respectively. Thor Industries has not guaranteed any of these receivables.

         Thor Industries' equity in the net income/(loss) of Thor Credit and CAT LLC for the years ended July 31, 2004, 2003 and 2002 are as follows:

         Thor Credit            $163,354        $66,453        $89,891
         CAT LLC                $282,962        $64,970       ($95,094)


         The equity in net income/(loss) was included in the Other Income caption of Thor Industries' Consolidated Statements of Income.

Other
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9.       We understand that Thor Industries, Inc. (the "Company") is responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the year ended July 31, 2004, and that the staff's comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions or comments concerning the responses contained in this letter, please call me at 937-596-6849. You also may reach me via fax at 937-596-6539 and email at wbennett@thorindustries.com.

Sincerely,

/s/ Walter L. Bennett
Walter L. Bennett
Executive Vice President,
Secretary and Chief Financial Officer